Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada – June 7, 2017 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it has called an annual and special meeting of shareholders of the Company (the "AGM") to be held on June 29, 2017. At the AGM, shareholders of the Company will be asked to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company (the "Common Shares") by changing each ten (10) Common Shares, or such lesser amount as the board of directors of the Company (the "Board") may determine in its sole discretion, into one (1) Common Share.

Shareholders of the Company passed the same resolution at last year’s shareholder meeting (held on June 29, 2016). However, this resolution provided that the latest the share consolidation could be implemented by was June 29, 2017, and the Board has to date not carried out the share consolidation.

As the shareholder authorization for the share consolidation expires on June 29, 2017, and as the Board may decide, in the best interests of the Company, to implement the share consolidation after June 29, 2017 in order to assist in attracting additional capital for the Company, shareholders will be asked at the AGM to renew the shareholder authorization for the share consolidation for another year.

In the event that shareholders pass the said special resolution at the AGM to consolidate the Common Shares and the Board determines to implement the share consolidation on a one (1) for ten (10) basis, the presently issued and outstanding 95,253,840 Common Shares will be consolidated into approximately 9,525,384 Common Shares, subject to the rounding of fractional shares pursuant to the share consolidation. If the Board determines to consolidate the Common Shares on a lesser basis, more Common Shares will remain outstanding following the share consolidation. The Company’s name will not be changed in conjunction with the share consolidation. Shareholder approval and the acceptance of the TSX Venture Exchange are required in order to carry out the share consolidation.

About Gentor
Gentor is a mineral exploration company with a copper exploration property in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.